FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

450 W. 15th Street, Suite 505

New York, NY 10011

Attn: Bryan Yoon

SVP, Legal Affairs and Secretary

December 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Peklenk, Senior Staff Accountant

Re:	Intercept Pharmaceuticals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2016

File No. 001-35668

Ladies and Gentlemen:

We submit this letter to you on behalf of Intercept Pharmaceuticals, Inc. (the “Company”) in response to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2016 in relation to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the “Form 10-Q”), File No. 001-35668.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter.

U.S. Securities and Exchange Commission December 20, 2016	2

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Condensed Consolidated Financial Statements

1. Overview of Business

Basis of Presentation, page 9

1.	Please tell us why you did not provide the specific attestation that “In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made.” Refer to S-X Rule 210.10-01(b)(8).

Response: The Company respectfully informs the Staff that the language referenced in Regulation S-X Rule 210.10-01(b)(8) was inadvertently omitted from the Form 10-Q. The Company submits to the Staff that it is the belief of management that all adjustments necessary for a fair statement of results for the interim periods have been made in relation to the financial statements included in the Form 10-Q.

The Company respectfully proposes to include the additional disclosures in its financial statements under the heading Basis of Presentation its Quarterly Reports on Form 10-Q, commencing the period ended March 31, 2017, stating that: “In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made.”

2. Summary of Significant Accounting Policies, page 9

2.	On page 20 you state “Cost of goods sold during each of the three and nine months ended September 30, 2016 was only reflective of packaging and labeling costs incurred in the respective period, which was de minimis. We expect cost of goods sold to remain negligible until previously expensed supplies of OCA are sold.” Please tell us the following:

•	the amount of pre-launch inventory expensed and amount of gross product sales that you estimate remain to be sold before you begin charging capitalized inventory to COGS; and

•	the shelf-life of OCA and the remaining life of the pre-launch inventories.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY INTERCEPT

PHARMACEUTICALS, INC.; REQUEST NO. 2016.12.20.1

Response: In response to the Staff’s comment, the Company respectfully submits the following information:

•	The amount of pre-launch inventory expensed prior to receiving marketing approval from the U.S. Food and Drug Administration on May 27, 2016 consisted of approximately $[**].
•	Currently, the shelf life of Ocaliva® (obeticholic acid) is [**]. This inventory was produced in [**] and is expected to expire in [**]. We expect to incur Cost of Goods Sold (COGS) on a normalized basis upon the earlier of when: (i) all of the pre-launch inventory is sold through or (ii) the pre-launch inventory expires.

U.S. Securities and Exchange Commission December 20, 2016	3

Intercept Pharmaceuticals, Inc. respectfully requests that the information contained in Request No. 2016.12.20.1 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Bryan Yoon, SVP, Legal Affairs and Secretary, Intercept Pharmaceuticals, Inc., 450 W. 15th Street, Suite 505, New York, NY 10011, telephone 646-747-1006, before it permits any disclosure of the bracketed information contained in Request No. 2016.12.20.1.

The Company acknowledges the Staff’s inquiry regarding the amount of gross product sales estimated as remaining to be sold through before charging capitalized inventory. Ocaliva is a product that has just commenced its initial commercial launch in a rare disease called primary biliary cholangitis, or PBC, which has been without any new treatments in nearly 20 years. Ocaliva is labeled as a second-line therapy in PBC to ursodeoxycholic acid, or UDCA, which is the standard of care treatment – i.e. Ocaliva is indicated for patients who have an inadequate response to or who are unable to tolerate standard of care UDCA. Also, Ocaliva represents the first product launch for the Company overall. As such, at this time, the Company respectfully submits to the Staff that it is unable to predict the duration of time anticipated to sell through the pre-launch inventory.

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Should you have any questions, please do not hesitate to contact me at 646-747-1006 or byoon@interceptpharma.com.

Very truly yours,

Intercept Pharmaceuticals, Inc.

/s/ Bryan Yoon
Bryan Yoon
Senior Vice President—Legal Affairs

cc:

Securities and Exchange Commission

Jim B. Rosenberg, Senior Assistant Chief Accountant

Keira Nakada, Senior Staff Accountant

Office of Freedom of Information and Privacy Act Operations

Intercept Pharmaceuticals, Inc.

Mark Pruzanski, M.D., President and Chief Executive Officer

Sandip Kapadia, Chief Financial Officer and Treasurer

Rocco Venezia, Corporate Controller

WilmerHale LLP

Brian Johnson, Esq.

Chris Barnstable-Brown, Esq.

Heidi Treiber, Esq.

KPMG LLP

Harry Cohen